UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No. 333-143039
(Check One):	CUSIP Number 654409 10 1

Form 10-K Form 20-F Form 11-K X Form 10-Q Form 10-D Form N-SAR Form N-CSR

For Period Ended: September 30, 2009________
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N–SAR
For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Nine Mile Software, Inc.______________________________________________________

Full Name of Registrant

__________________________________________________________________________

Former Name if Applicable:

579 West Heritage Park Blvd. #220C_____________________________________________

Address of Principal Executive Office (Street and Number)

Layton, Utah 84041__________________________________________________________

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form –SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has changed its independent certifying auditors twice in the last two months and it has taken longer to have its financial statements reviewed by the new auditors. It has also been necessary to restate the registrant’s balance sheet for the year ended December 31, 2008. Accordingly, the new auditors have not completed their review in order to permit the registrant to file the quarterly report on the due date. The registrant expects that the new certifying auditors will complete their review in time so that the registrant will be able to finalize and file its Form 10-Q quarterly report within the prescribed extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

______Leonard E. Neilson_____	(801)	733-0800_____
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is not, identify reports(s).                                                                                                                       Yes  X                No___

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                              Yes                No  X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Nine Mile Software, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2009	By /S/ DAMON DERU___________________
Damon Deru

President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).